September 15, 2010

Lyn Shenk

Branch Chief

Securities and Exchange Commission

Washington, DC

Dear Mr. Shenk,

RE:

Play LA inc.

Form 20-F for Fiscal Year ended December 31, 2009

Filed April 20, 2010

File No. 00-52311

In response to your comment letter dated August 16th, 2010 regarding our treatment of goodwill impairment, we offer the following guidance.

Background

SFAS 142 (FASB ASC 350) requires that companies with goodwill perform a two step impairment analysis of that goodwill.  The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any.  This letter outlines our test for impairment, including the parameters and assumptions applied in determining the fair value of our reporting unit and conclusion on impairment, if any.

Issues

1)

What assumptions should be used and how should they be calculated in the testing for the impairment of goodwill?

2)

Do the results indicate that the fair value of the reporting unit is less than the carrying value, thus requiring Step 2 of the impairment test to be completed?

Play LA Inc.

Registered Office:  c/o Mossack Fonseca & Co.

Akara Building, PO Box 3136 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands

Methodology Used to Determine the Carrying Value of the Reporting Unit

In order to arrive at net carrying value of the business, the Company eliminated and adjusted related party debt of $296,960. As we are determining the fair value of the reporting unit based on discounted future cash flows on an unleveraged basis (based on EBITDA), we have not considered the related debt balance in computation of the net carrying value of the reporting unit and ultimately to determine the fair value of remaining net assets.  See Net Carrying Value Calculation attached analysis for the allocation of specific accounts.  The calculated net carrying value of the reporting unit as of December 31, 2009 is $274,041.

Assumptions for 2010 projections are as follows (based on internal unaudited financial statements generated as of 6/30/2010):

1)

As at June 30, 2010, as per our internal financial statements (unaudited), total revenue was approximately $319,000 (annualized amount would be around $638,000).  Based on internal estimates and projections, management believes that the Company will be able to achieve total sales of $686,000 by the year end considering seasonal nature of business.  Revenues are estimated to grow approximately 30% in comparison to prior year (please see further substantiation of this fact below).  The Company is also expecting to achieve significant revenues in 2011 and onwards considering the new acquisitions that took place in 2010. The Company recently acquired www.Arsenal-Mania.com, a UK football fan website, which generates over 4 million page views per month.

2)

Expenses as of June 30, 2010 were approximately $371,000 including interest expenses.  These expenses also include certain G & A expenses incurred towards acquiring new businesses as described above.  These are one-time expenses and therefore management has eliminated the impact of these expenses to the extent of approximately $29,500 while projecting estimated annualized expenses for 2010. Based on the Company’s internal estimates and projections, total expenses including interest for the year 2010 will be approximately $683,000.

The Company incurred considerable expenses on web redevelopment in 2009, which will not be recurring each year.  Those development resources will focus on new project development, which will create new revenue opportunities.  A substantial amount of the Company’s translation and content costs were switched from fixed rates to a percentage of revenues in 2010.  This will reduce the costs and keep them constant at a fixed portion of our revenues. The Company also acquired a new asset in 2010, which uses much of the same content, development, marketing and design resources as we already have, thus spreading those fixed expense costs across greater revenues.  Considering this, the Company is expecting to achieve the aforesaid growth in net income.

Assumptions Used to Determine Fair Value of Reporting Unit

Annual Growth Rate – Our industry is anticipated to grow at a 10 – 12% annual rate.  Our website traffic is actually growing at a 117% growth rate.  We are implementing new advertising strategies and opportunities which we did not have last year.  Considering this, our expectation of 30% growth rate in revenue is reasonable.

In order to be conservative, we have used stabilized EBITDA annual growth rate of 15% in the fair value calculation. We assumed a 15% annual growth rate based on management’s expectations, historical data and industry expertise. We believe that this growth rate is in line with management’s long-term expectations and is a reasonable assumption based on the consideration of all factors noted above

We determine the valuation of the reporting unit based on EBITDA.  A multiple of 2.5 has recently been used as a reasonable multiple for the reporting unit. Please also note that the Company’s stock prices had also been rising consistently since 2009 to date. With its current acquisitions and venture in to new businesses in 2010, management is expecting that the Company will achieve targeted growth rate in its revenue and net income.

For the discounted cash flow analysis we used in the goodwill analysis, we believe it is helpful to reduce EBITDA for the taxes we expect to pay (As the Company is in a loss position and with history of losses, no income taxes are estimated to be paid).  Using the calculated enterprise value and our adjusted EBITDA, we have used the implied multiple of 2.5x cash flow to determine the terminal value of our reporting unit, which is considered reasonable keeping in view the current slow-down in economy and general business environment.

Discount Factor Used

Since we are a relatively new company and in our early stages, we have determined that 20% be used as our cash flows discount factor and this is considered a reasonable estimate. We consider a higher risk of uncertainty is attached to our business operations in terms of arrangement of debt, equity financing and generation of future revenues and/or profitability as well as going concern issues, due to historic losses and accumulated deficit.  As a result of this, overall cost of capital is expected to be high.

Summary of Results

The results of Step 1 of the goodwill impairment test are as follows:

At December 31, 2009

Fair Value

$240,110

Carrying Value

  274,041

Net

($33,931)

Impairment indicated:

YES

See attachment for fair value calculation for the overall fair value calculation.

Conclusion

We conclude that based on the above analysis, we show goodwill impaired by $33,931. Please note that at the time of finalization of the original financial statements (which were included in Form 20F and filed with SEC on April 20, 2010); our estimated projection for 2010 (revenue, net income and EBITDA) was overstated which resulted in no impairment to goodwill. However, considering six month results as of June 30, 2010; management believes that annual impairment testing performed originally for the year ending December 31, 2009 was not appropriate and therefore re-assessed entire impairment testing in the 3rd quarter of 2010.

In responding to these comments, we acknowledge that the Company is responsible for the accuracy of disclosure in our filings, that comments or changes to the disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceedings initiated by the commission under the Federal Securities Law of the United States.

Sincerely,

Play LA Inc.

/s/ Brian Cole

H. Brian Cole, Director

Chief Financial Officer

Play LA Inc.
Carrying Value Calculation
Goodwill Analysis - December 31, 2009

	Balance Sheet As of December 31, 2009	Adjustments to Reconcile Balance Sheet to Carrying Value #1	#2	#3	Carrying Value As of December 31, 2009
ASSETS					
CURRENT ASSETS					
Cash	$ 68,591				$ 68,591
Accounts Receivable, Net	44,328				44,328
Unbilled Accounts Receivable	-				-
Prepaids	8				8
Due from Affiliates	-				-
Other Current Assets	-				-
Total Current Assets	112,927	-	-	-	112,927
PROPERTY AND EQUIPMENT					
Property & Equipment, Net	-				-
Total Property and Equipment	-	-	-	-	-
OTHER ASSETS					
Goodwill	156,912				156,912
Intangible Assets, Net	60,713				60,713
Deposits & Other	-				-
Total Other Assets	217,625	-	-	-	217,625
TOTAL ASSETS	$ 330,552	$ -	$ -	$ -	$ 330,552
LIABILITIES AND MEMBERS' EQUITY					
CURRENT LIABILITIES					
Accounts Payable	$ 56,511				$ 56,511
Current Loan Payable	296,960	(296,960)			-
Due to Affiliates	-				-
Payroll payable	-				-
Capital Leases Payable	-				-
Deferred Revenue	-				-
Client Advances	-				-
Other Accrued Liabilities	-				-
Total Current Liabilities	353,471	(296,960)	-	-	56,511
LONG-TERM LIABILITIES					
Loan Payable	-	-			-
Other Long Term Liabilities	-				-
Total Long-Term Liabilities	-	-	-	-	-
Total Liabilities	353,471	(296,960)	-	-	56,511
STOCKHOLDERS' EQUITY					
Common Stock	1,217,207		(1,217,207)		-
APIC	-		-		-
Accumulated deficit	(854,355)		854,355		-
Net Income (Loss)	(385,771)		385,771		-
Total Members' Equity	(22,919)	-	22,919	-	-
TOTAL LIABILITIES AND MEMBERS' EQUIT	$ 330,552	$ (296,960)	$ 22,919	$ -	$ 56,511
		Net Carrying Value - At December 31, 2009			**274,041**

Play LA Inc.
2010 Budget
Goodwill Analysis - December 31, 2010

	2010 Budget Total
Revenue	
Contract revenue	686,000
Total Revenue	**686,000**
Cost of Goods Sold	
Direct labor	658,000
ODC's	-
Indirect costs	-
Unallowables	-
Total Cost of Goods Sold	**658,000**
Gross Profit	28,000
Other Income	
Interest Income	1,500
Total Other Income	1,500
Other Expenses	
Interest Expense	25,000
Income Taxes	-
Total Other Expenses	25,000
Net Income (Loss)	4,500
Depreciation and amortization	18,867

Notes

1. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the periods were as follows :

EBITDA	**48,367**
Less: Cash Taxes	-
Budgeted Cash Flows	**48,367**

Play LA Inc.
Support for Assumptions
December 31, 2009

Support for Growth Rate

	Actual 2007	Actual 2008	Actual 2009	Forecast 2010	Forecast 2011	Forecast 2012	Forecast Thereafter
Revenue	208,606	543,696	521,418	686,000	891,000	1,158,000	1,505,000
Yr. Over Yr. Growth		160.6%	-4.1%	31.6%	29.9%	30.0%	30.0%
Net Income	(125,807)	(295,606)	(305,471)	4,500	76,000	112,000	162,000
Yr. Over Yr. Growth		135.0%	3.3%	-101.5%	1588.9%	47.4%	44.6%

Average Growth Rate - All Years

Revenue	46.3%
Net Income	286.3%

Average Growth Rate - Previous Two Years

Revenue	30.0%
Net Income	46.0%

Support for Multiple

2010 - Budgeted EBITDA	48,367
Multiple (Based on internal valuations)	2.5
Enterprise Value	120,918
2010 - Budgeted Income Taxes	0
EBITDA Less Taxes	48,367
Implied Multiple (A)	**2.5**

Fair Value Calculation

Play LA Inc.
Fair Value Calculation
Goodwill Analysis - December 31, 2009

Assumptions					
Adjusted Budgeted EBITDA 2010	EBITDA (Discount) Premium	Net Cash Flow	Stabilized Period EBITDA Annual Growth Rate (A)	Cash Flow Multiple for Terminal Value (B)	Discount Rate for NPV of Cash Flows (C)
$ 48,367	-	48,367	15.0%	2.50	20.00%

(A) : Stabilized period EBITDA annual growth rate is based upon management's expectations, historical data and industry
(B) : Cash flow multiple for terminal value has been based upon the multiple the Company was valued at for December 2010.
(C) : Discount rate for NPV of cash flows has been based upon the weighted average cost of capital.

NPV	Estimated Annual Future Cash Flow Amounts							
					2013			
		2010	2011	2012	Total	Terminal Value	Cash Flow	Total Gross Cash Flows
$ 240,110		48,367	55,622	63,965	257,461	183,900	73,560	$ 425,415

$ 240,110 Total Weighted Average Future Cash Flows (Fair Value)

$ 274,041 Carrying Value of Reporting Unit

YES Impairment Indicated?